SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87874R100

(CUSIP Number of Class of Securities)

Greg Strakosch

Chief Executive Officer

TechTarget, Inc.

275 Grove Street Newton,

Massachusetts 02466

(617) 431-9200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark G. Borden

Michael J. LaCascia

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 32,500,000	$4,433

(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 6,500,000 shares of common stock, par value $0.001 per share, at the offer price of $5.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,433	Filing Party: TechTarget, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2013 (the “Schedule TO”) by TechTarget, Inc., a Delaware corporation (the “Company”) relating to the offer by the Company to purchase up to 6,500,000 shares of its common stock, par value $0.001 per share, at a price of $5.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the Schedule TO as exhibit (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:

(1)	The first sentence of the first paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“As of September 19, 2013, our directors and executive officers as a group (9 persons) beneficially owned an aggregate of 20,999,439 shares (which includes equity awards that are scheduled to vest on or prior to November 18, 2013), representing approximately 54.23% of the total number of outstanding shares (including all options that are scheduled to vest on or prior to November 18, 2013).”

(2)	The first sentence of the second paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“As of September 19, 2013, our directors and executive officers as a group (9 persons) owned an aggregate of 20,999,439 shares (which includes equity awards that are scheduled to vest on or prior to November 18, 2013), representing approximately 54.23% of the total number of outstanding shares (including all options that are scheduled to vest on or prior to November 18, 2013).”

(3)	The third sentence of the second paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“Accordingly, if we complete the Offer, the proportional holdings of our directors and executive officers will increase to approximately 65.17%, assuming we repurchase 6,500,000 shares.”

(4)	The last row of the table included in the third paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“All directors and executive officers as a group (9 persons)	18,554,156	2,445,283	20,999,439	54.23	%”

(5)	The last footnote of the table included in the third paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby renumbered as “(5)”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2013

TECHTARGET, INC.

By:	/s/ Janice Kelliher
Name: Janice Kelliher
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 25, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Press Release dated September 25, 2013.

(b)	Not Applicable.

(d)(1)	Second Amended and Restated Investors’ Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(2)	Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(4)	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(5)	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(6)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(7)	Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(9)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(10)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(11)	Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(12)	Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(13)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(14)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(15)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on
Form S-1, as amended (Registration No. 333-140503)).

(d)(16)	Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No.
333-140503)).

(d)(17)	Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(18)	Amended and Restated Restricted Stock Unit Agreement, dated August 10, 2009, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 10, 2013).

(d)(19)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(20)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(21)	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(22)	Employment Agreement, dated January 1, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 1, 2012).

(d)(23)	Amendment and Waiver to Amended and Restated Employment Agreement between the Company and Kevin Beam, dated January 10, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(24)	Amendment and Waiver to Amended and Restated Employment Agreement between the Company and Don Hawk, dated January 10, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(25)	Employment Agreement, dated May 4, 2012, by and between the Company and Janice Kelliher (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on September 25, 2013.
**	Previously filed with Amendment No. 1 to Schedule TO on September 26, 2013.

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